Exhibit 16.1

March 29, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First Oak Brook Bancshares, Inc. (the “Company”) and, under the date of March 10, 2005, we reported on the consolidated financial statements of First Oak Brook Bancshares Inc. as of and for the years ended December 31, 2004 and 2003. On March 25, 2005, our appointment as principal accountants was terminated. We have read First Oak Brook Bancshares, Inc. statements included under Item 4.01 of its Form 8-K dated March 29, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in the first paragraph that the change was approved by the Audit Committee of the Board of Directors; or with the statements in the last two paragraphs.

Very truly yours,

/s/ KPMG LLP

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